SEC
Mail Processing
Section

AUG 26 2019

Washington DC
406

SE

19010895

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-18 (MM/DD/YY) AND ENDING 06-30-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Ave. Suite 340
(No. and Street)

Irivne	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R Perry 949-769-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCP Securities, Inc., as of July 18th, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CFO/CCO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 18th day of July 2019,
by
Stephen Robert Perry proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

Gary Groover

GARY GROOVER
COMM. #2124572
Notary Public - California
Orange County
My Comm. Expires Aug. 23, 2019

JCP Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2019

SEC
Mail Processing
Section

AUG 26 2019

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-18 (MM/DD/YY) AND ENDING 06-30-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Ave. Suite 340
(No. and Street)

Irivne	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R Perry 949-769-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCP Securities, Inc., as of July 18th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CFO/CCO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 18th day of July 2019,
_____ by
Stephen Perry proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Gary Groover

GARY GROOVER
COMM. #2124572
Notary Public - California
Orange County
My Comm. Expires Aug. 23, 2019
NRO1

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of JCP Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCP Securities, Inc. (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JCP Securities, Inc.
Statement of Financial Condition
June 30, 2019

Assets

Cash	$	117,139
Prepaid expenses		4,405
Furniture and equipment, net		8,197
Total assets	$	129,741

Liabilities and Stockholders' Deficit

Liabilities

Accounts payable and accrued expenses	$	62,204
Payable to stockholder		50,000
Unsubordinated interest		5,000
Liabilities subordinated to the claims of general creditors		435,833
Total liabilities		553,037

Stockholders' Deficit

Common stock, no par value, 1,000,000 shares authorized, 999 shares issued and outstanding		67,500
Additional paid-in capital		370,166
Accumulated deficit		(860,962)
Total stockholders' deficit		(423,296)
Total liabilities and stockholders' deficit	$	129,741

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2019

Revenues	
Consulting income	$ 700,141
Other income	32,271
Interest	2,094
Total revenues	734,506
Furniture and equipment, net	
Employee compensation and benefits	557,320
Insurance	1,361
Occupancy	173,894
Dues and subscriptions	10,157
Professional fees	20,683
Interest expense	17,500
Consulting services	24,670
Other operating expenses	238,158
Depreciation	1,919
Travel and entertainment	27,874
Regulatory fees	4,500
Total expenses	1,078,036
Net income (loss) before income tax provision	(343,530)
Income tax provision	800
Net income (loss)	$ (344,330)

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Changes in Stockholders' Deficit
For the Year Ended June 30, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2018	$ 67,500	$ 370,166	$ (516,632)	$ (78,966)
Net income (loss)	-	-	(344,330)	(344,330)
Balance at June 30, 2019	$ 67,500	$ 370,166	$ (860,962)	$ (423,296)

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended June 30, 2019

		Total
Balance at June 30, 2018	$	323,333
Increase:		
Issuance of subordinated note		100,000
Accrual of interest		12,500
Balance at June 30, 2019	$	435,833

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flow from operating activities:		
Net income (loss)		$ (344,330)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,919	
(Increase) decrease in assets:		
Account receivable, net	135,785	
Prepaid expenses	(442)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	19,464	
Total adjustments		156,726
Net cash provided by (used in) operating activities		(187,604)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from payable to stockholder	50,000	
Proceeds from liabilities subordinated to the claims of general creditors	17,500	
Net cash provided by (used in) financing activities		67,500
Net increase (decrease) in cash		(120,104)
Cash at June 30, 2018		237,243
Cash at June 30, 2019		$ 117,139

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

Non-cash financing activities during the year:
The Company converted Long term debt of $100,000 to liabilities subordinated to the claim of general creditors.

The accompanying notes are an integral part of these financial statements.

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

JCP Securities, Inc.(the "Company") was incorporated in the State of California on March 11, 2005.The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts securities business exclusively with institutional clients only and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount, less an allowance for estimated uncollectible accounts. There were no accounts receivable as of June 30, 2019. During the year ended June 30, 2019 the Company wrote off $104,925 of bad debts and were charged to other operating expenses on the Statement of Operations.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment were depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under the Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned and the Company has no further continuing obligations, and collection is reasonably assured.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no Federal income tax provision is provided. The State of California recognized Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800. For the year ended June 30, 2019, the state income tax provision totaled $800.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net represent the Company's depreciable assets at a cost of $84,814 less accumulated depreciation of $76,818, for a net balance of $8,197 as of June 30, 2019.

Depreciation expense for the year ended June 30, 2019 was $1,919.

Note 4: RELATED PARTY TRANSACTIONS

The Company also has entered into a consulting agreement with an affiliate, related by common ownership, whereby the affiliate would provide management consulting for the Company. The Company paid its affiliate a total of $20,000 for the year ending June 30, 2019. There were no balances due under this agreement at year end.

The Company currently occupies space leased by its affiliate and is also a guarantor on the lease. The Company paid $169,929 included in occupancy expense on the Statement of operations, for this lease.

Note 4: RELATED PARTY TRANSACTIONS (Continued)

The Company's affiliate entered a sub-lease with another entity. The Company is currently servicing this sub-lease which includes the sub-lease deposit of $1,540 and rental income of $1,400 for the year ended June 30, 2019.

The payable to stockholder represents an advance from one of the Company's stockholders. There is no written agreement for this payable, which is non-interest bearing, uncollateralized and due on demand. The balance at year end is $50,000.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC or SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

Note 6: SUBORDINATED BORROWINGS

During the year ended June 30, 2019, the Company issued a new subordinated loan of $100,000. Interest accrued on this loan at 5%, for $5,000, and is included as interest expense in the statement of operations. Accrued interest on this loan is unsubordinated. The initial term of this subordinated loan is three years, maturing on July 18, 2021. This loan renews automatically every year, unless notice is given in writing by the lender thirteen months prior to the scheduled due date. The balance on this loan at June 30, 2019, was $100,000.

The initial term of the $250,000 subordinated loan was three years. This loan renews automatically every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. Interest expense for the year was accrued for $12,500, included in interest expense in the statement of operations, and is also subordinated to the claims of general creditors. The balance, including subordinated interest, on this loan at June 30, 2019, was $335,833.

Note 6: SUBORDINATED BORROWINGS (Continued)

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company beginning July 1, 2018. The Company determined that no transition adjustment as of that date was required for the one applicable contract balance due to collection uncertainty. This contract balance was collected in June 2019, and the revenue recognized during the year ended June 30, 2019.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of ($65) which was $7,879 deficit of its required net capital of $7,814; and the Company's ratio of aggregate indebtedness ($117,204) to net capital which was undefined because the Company had no net capital.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $7,918 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	7,853
Adjustments				
Accumulated deficit	$	(60,863)		
Non-allowable assets		57,945		
Unsubordinated interest		(5,000)		
				(7,918)
Net capital per audited statements			$	(65)

Note 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued for items requiring recording or disclosure in the financial statements. Subsequent to year end but prior to the issuance of these financial statements, the Company received a success fee of $704,333 on July 3, 2019. As of June 30, 2019, the Company's net capital was deficient see Note 8, this success fee restored the company back into net capital compliance.

JCP Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of June 30, 2019

Computation of net capital		
Common stock	$ 67,500	
Additional paid-in capital	370,166	
Accumulated deficit	(860,962)	
Total stockholders' deficit		$ (423,296)
Add: Subordinated liabilities allowable for net capital computation		435,833
Total stockholders' equity qualified for net capital		12,537
Less: Non-allowable assets		
Prepaid expense	(4,405)	
Furniture and equipment, net	(8,197)	
Total non-allowable assets		(12,602)
Net capital (deficit)		(65)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,814	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(7,814)
Deficit net capital		$ (7,879)
Aggregate indebtedness		$ 117,204
Ratio of aggregate indebtedness to net capital		Undefined

There was a difference of $7,918 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated June 30, 2019 (See note 9).

See report of independent registered public accounting firm

JCP Securities, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

JCP Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of JCP Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JCP Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCP Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) JCP Securities, Inc. stated that JCP Securities, Inc. met the identified exemption provisions throughout the year ended June 30, 2019 without exception. JCP Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of ***JCP Securities, Inc.*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2019.

JCP Securities, Inc.

By:

(Name and Title)

STEPHEN R. PERRY

CEO/CCO/FINOP

19200 Von Karman Avenue • Suite 340 • Irvine, CA 92612 • Telephone: (949) 769-3323 • Facsimile: (949) 769-3327

JCP Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owners of JCP Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JCP Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating JCP Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. JCP Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting a $26,306 difference, whereby the Company over reported revenues for SIPC purposes;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a $39 difference, whereby the Company under reported its overpayment.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JCP Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JCP Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JCP Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2019

		Amount
Total assessment	$	1,055
SIPC-6 general assessment		
Carried forward from prior year		(2,461)
		-
Total assessment balance (overpayment carried forward)	$	(1,406)